OPTICAL COATING LABORATORY, INC. AND SUBSIDIARIES

                 EXHIBIT 11.  COMPUTATION OF EARNINGS PER SHARE


For the three months ended January 31, 1998 and 1997
(Amounts in thousands, except per share data)                    1998    1997


BASIC SHARES:

Average common shares outstanding.....................       10,625     9,777
                                                            =======  ========

Net income............................................      $ 1,596  $    907
Less dividend on preferred stock......................         (125)     (240)
                                                            -------  --------

Net income applicable to common stock.................      $ 1,471  $    667
                                                            =======  ========


Net income per common share, basic....................      $   .14  $    .07
                                                            =======  ========


DILUTED SHARES:

Average common shares outstanding.....................        10,625    9,777
Dilutive effect of employee stock options.............           771      388
Potential dilution of preferred stock.................             *        *
                                                             -------   ------
                                                              11,396   10,165
                                                             =======   ======


Net income applicable to common stock.................       $ 1,471  $   667
Add back dividend on preferred stock..................             *        *
                                                             -------  -------

Net income for calculating diluted earnings per share.       $ 1,471  $   667
                                                             =======  =======


Net income per share, diluted.........................       $   .13  $   .07
                                                             =======  =======




*Anti-dilutive